April 28, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (415) 442-1001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Amendment Number Six to Registration Statement on Form S-1
      Filed on April 24, 2006
      File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary consolidated financial data, page 8

1. We note your response to our prior comment number 1 of our letter dated April 12, 2006. As previously requested, please remove the line item "Total expenses" or revise your presentation to include "Interest expense on long term debt" within Total expenses.




Unaudited Pro Forma Financial Statements, page 32

2. The pro forma presentation provided in your response letter continues to require certain revisions in order to comply with
Article 11 and to provide transparency to the reader. Examples of the issues requiring further revision include:

* The pro forma statement of operations for 2005 presents historical diluted EPS that is not consistent with amounts presented in the financial statements.

* Basic EPS on the pro forma statement of operations for the period ended March 31, 2006 is not consistent with historical financial statements for that period.

* The conversion of preferred shares described in note (e) in the March 31, 2006 pro forma balance sheet is not consistent with the amounts disclosed on page 106 of the filing.

* For purposes of transparency, please revise your footnotes to the pro forma presentations to more clearly describe the conversion of the preferred shares. Disclose the conversion ratio and how you computed the respective adjustments.

* The pro forma adjustments to interest income and expense on the pro forma statements of operations reference a $5.2 million borrowing to finance the SAMCO disposition. However, the March 31, 2006 pro forma balance sheet presents $6.2 million as necessary to borrow. Please revise to be consistent or revise your footnotes to explain the difference.

Description of Capital Stock
Preferred Stock
Conversion, page 108

3. We note that the terms of your Preferred B Shares described on page 108 are not consistent with the description of terms in Note
15
on page F-22. Please revise to consistently reflect the actual legal terms of the shares.

Audited Financial Statements
Consolidated Statements of Operations, page F-4

4. Please revise to present a line item representing Net income per share on a basic and diluted basis. Refer to paragraphs 36-37 of SFAS 128.
5. We note your response to prior comment 3 of our letter dated
April
19, 2006, including your proposed disclosures. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Please address the following:
* Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.
* Please revise your proposed risk factor to eliminate reference to the staff of the SEC and FASB in the second sentence of your proposed revision, and please revise to eliminate the last five sentences of your proposed disclosure.
* In your response, you have represented that management does not track expenses related to revenue streams. Since you do not have the systems in place to allow you to gather the data necessary to compute your cost of revenues separately from your general operating costs, please revise your MD&A to disclose how you manage and evaluate the profitability of the services you provide.
* In light of your response and this lack of systems capability, please revise to describe the operating measures management used to determine that the "results of operations continued to show improvement in our clearing operations, net interest earned, and in our technology business" for the period ended March 31, 2006 compared to the period ended March 31, 2005 as disclosed on page 42.

Consolidated Statements of Cash Flows, page F-6

6. We note that there has been a significant swing in your cash flows from operations from the year ended December 31, 2005 to the quarter ended March 31, 2006. Please revise your "Liquidity and Capital
Resources" section to discuss this trend.

Note 1: Summary of Significant Accounting Policies
Basic Earnings per Share, page F-10

7. Please revise this footnote to disclose the number of shares utilized to calculate basic earnings (loss) per share for the quarters ended March 31, 2005 and 2006.

Note 2: Discontinued Operations, page F-11

8. Please revise your schedule of assets and liabilities held for sale to include the balances of these assets and liabilities as of December 31, 2004.

Note 5: Receivable from and payable to customers and correspondents, page F-14

9. Please revise your schedule to include the applicable disclosures as of March 31, 2006.

Note 18: Segment Information, page F-25

10. Please revise your presentation to include the segment disclosures for the quarters ended March 31, 2005 and 2006. Refer to paragraph 25 of SFAS 131.

Exhibit 11.1
11. We note that the number of shares you have utilized for the conversion of Preferred A and B shares for the diluted earnings per share calculation for the quarter ended March 31, 2006, is not consistent with the amounts disclosed on page 106 of your filing. Please tell us the nature of the differences noted or revise your filing accordingly.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.


Sincerely,





Todd K. Schiffman

Assistant Director

cc:	Thomas W. Kellerman, Esq.
      Jodi L. Lashin, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306